Delisting Determination,The Nasdaq Stock Market, LLC,
October 23, 2015, Gulf Coast Ultra Deep Royalty Trust. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the royalty trust unit of Gulf Coast Ultra Deep Royalty Trust
(the Company), effective at the opening of the trading session on November 2, 2015. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2).
The Company was notified of the Staffs determination on October 2, 2015. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on October 16, 2015.